16004374

1-8918

PE. 12/31/2015

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2015

Commission File Number 001-08918

SunTrust Banks, Inc. 401(k) Plan
303 Peachtree Street NE
Suite 400
Atlanta, GA 30308

Issuer:

SunTrust Banks, Inc.
303 Peachtree Street, NE
Atlanta, GA 30308

Form 11-K

The SunTrust Banks, Inc. 401(k) Plan hereby furnishes the following information:

1. Plan financial statements and schedule as of December 31, 2015 prepared in accordance with the financial reporting requirements of ERISA and examined by an independent registered public accounting firm (attached), and

2. Written consent of Carr, Riggs & Ingram, LLP, Independent Registered Public Accounting Firm (attached).

3. Written consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm (attached).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunTrust Banks, Inc. 401(k) Plan
(The Registrant)

By: The SunTrust Banks, Inc., Benefits Plan Committee, as Plan Administrator

Tom Panther, Benefits Finance Committee member and Sr. VP, Controller

Date: June 22, 2016

Audited Financial Statements and Supplemental Schedule

SunTrust Banks, Inc. 401(k) Plan
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015
With Reports of Independent Registered Public Accounting Firms

SunTrust Banks, Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

Contents

All other schedules required by section 2520-103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
4360 Chamblee Dunwoody Road
Suite 420
Atlanta, GA 30341

(770) 457-6606
(770) 451-2873 (fax)
www.cricpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Plan Committee and Participants'
of SunTrust Banks, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the SunTrust Banks, Inc. 401(k) Plan (the "Plan") as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, LLC

Atlanta, Georgia
June 22, 2016

Report of Independent Registered Public Accounting Firm

The Benefits Plan Committee
SunTrust Banks, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan at December 31, 2014, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Atlanta, Georgia

June 23, 2015

SunTrust Banks, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2015	**2014**
Assets		
Investments, at fair value:		
SunTrust Banks, Inc. common stock	**$ 302,475,847**	$ 313,624,894
Mutual funds	**2,191,603,021**	2,203,293,073
Money market mutual fund	**2,881,338**	2,411,556
Total investments	**2,496,960,206**	2,519,329,523
Cash	**8,842,838**	9,223,746
Receivables:		
Notes receivable from participants	**71,170,988**	71,571,351
Due from broker for securities sold	**639,953**	1,715,200
Accrued interest and dividends	**583**	117
Employer contributions	**28,557,814**	27,231,785
Total receivables	**100,369,338**	100,518,453
Total assets	**2,606,172,382**	2,629,071,722
Liabilities		
Due to broker for securities purchased	**6,584,611**	5,695,167
Total liabilities	**6,584,611**	5,695,167
Net assets available for benefits	**$ 2,599,587,771**	$ 2,623,376,555

See accompanying notes.

SunTrust Banks, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions	
Contributions:	
Participant	$ 138,331,882
Rollover	10,703,422
Employer – Company stock	3,273,787
Employer – cash	113,523,551
Total contributions	265,832,642
Dividends and interest income	41,251,963
Interest income on notes receivable from participants	2,897,468
Total additions	309,982,073
Deductions	
Benefit payments to participants	283,870,140
Net depreciation in fair value of investments	47,972,822
Asset management fees	1,927,895
Total deductions	333,770,857
Net decrease	(23,788,784)
Net assets available for benefits at beginning of year	2,623,376,555
Net assets available for benefits at end of year	$ 2,599,587,771

See accompanying notes.

1. Plan Description

General

The SunTrust Banks, Inc. 401(k) Plan (the "Plan") is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC). The portion of the Plan invested in the company stock fund is an Employer Stock Ownership Plan (ESOP). Such a combination 401(k) Plan and ESOP is commonly called a KSOP. The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the Summary Plan Description and Plan document for a more complete description.

The Plan has two fiduciary committees. The Benefits Plan Committee of SunTrust Banks, Inc. (the "Company" or "Plan Sponsor") is responsible for the administration and operation of the Plan. The Chief Human Resources Officer of the Company is Chairman of the Benefits Plan Committee. The Benefits Finance Committee is responsible for all financial decisions including Plan funding and investing. The Company's Chief Financial Officer is Chairman of the Benefits Finance Committee. The Chairman of each respective committee is responsible for appointing the other committee members.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Information about the Plan benefit provisions is contained in the Plan document or the Plan's Summary Plan Description (SPD). Copies of these documents are available on the Company's intranet site *my HR* online or by contacting the SunTrust Benefits Service Center, "*my HR*."

Eligibility and Vesting

Each employee of the Company who is classified as full-time, regular part-time, on-call, prime time or temporary, as defined, is eligible to participate in the Plan. Deferrals may begin as of the first day of the second calendar month following the date that the eligible employee was hired. Employees become 100% vested in Company matching or discretionary contributions upon the earlier of (1) the completion of two years of service, (2) the date employee is determined to be totally and permanently disabled under the Company's long-term disability (LTD) plan, or (3) date of death. New employees are automatically enrolled in the Plan upon eligibility at 3% of eligible compensation for the first 12 months of participation, with incremental increases to 4% of eligible compensation for the second year, 5% of eligible compensation for the third year, and

1. Plan Description (continued)

6% of eligible compensation for the fourth year and each subsequent year of participation. Participants will no longer be treated as automatic enrollees once they elect to modify their deferral percentage.

Contributions

Under the Plan's provisions, participant before-tax and/or after-tax Roth contributions are permitted for 1% to 50% of eligible compensation, as defined, not to exceed the amount permitted pursuant to the IRC. Participants also have the option to contribute additional amounts if they are age 50 or older. Company matching contributions made in an amount equal to 100% of the first 6% of eligible compensation contributed by each participant are intended to satisfy a safe harbor contribution formula permitted under the IRC. By making the safe harbor matching contributions, the Plan will automatically satisfy the nondiscrimination requirements that would otherwise apply to the 401(k) contributions under the Plan. Participants may also make rollover contributions from other qualified plans and certain Individual Retirement Accounts (IRA).

A Company discretionary contribution ranging from 0% to 4% of eligible pay may also be made for all those eligible to participate in the Plan and actively employed (or on an approved leave of absence) on the last day of the calendar year. Also included eligible for this discretionary contribution are employees who cease to be actively employed during the year (i) by reason of death, (ii) due to termination by reason of a reduction in force, (iii) due to termination of employment after the attainment of the retirement age (age 55 with 5 years of service for this purpose), or (iv) due to a disability incurred during the Plan year.

Participant Accounts

Each participant's account is affected by the participant's contributions, the Company's match and discretionary contribution, distributions, loans, and the investment earnings or losses, as well as related fees for loans, wire transfers for direct rollovers and investment management by Financial Engines, Inc. (Financial Engines) if selected by the participant. The earnings or losses are based on the investment choices that the participant elects. The participant balances are updated on a daily basis.

Participants investing in the SunTrust Banks, Inc. common stock (ESOP) may elect to have dividends paid on the equivalent shares in their account to them in cash, or continue to have dividend payments reinvested in the common stock fund.

1. Plan Description (continued)

The Trustee

SunTrust Bank (Trustee), a wholly owned subsidiary of the Company, serves as the Trustee of the Plan and administers the Plan's assets together with the income therefrom. The Trustee is the custodian of the investments held by the Plan.

Notes Receivable from Participants

The Plan allows its participants to borrow funds at a rate of interest determined by the Benefits Plan Committee. A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods of up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. The interest range for all outstanding loans during 2015 was 4.25% - 11.00%. The interest rate is equivalent to the prime interest rate plus 1% based on the prime interest rate in effect on the last day of the previous month prior to the date of the loan. Participants are charged administrative fees for the processing of any loan.

Investment Options

Participants may direct the investment of their contributions and their Company matching and discretionary contributions to the Plan in one or more of a number of investment funds in multiples of 1% of each type of contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Target Retirement Fund closest to the date they turn 65 years of age. Participants may change their investment direction daily subject to the 46-day trade restriction in place for all investment options except the Dreyfus Institutional Reserves Treasury Prime Fund. Each investment fund has fact sheet information available through *my HR* about the fund fees expense ratio paid by participant including investment objective.

An independent investment advisor, Financial Engines, is available to assist participants with investment decisions for their Plan accounts. Participants have the option to request investment recommendations online or they may choose to have Financial Engines professionally manage their account (Financial Engines decides how and when to transfer balances among investment options and processes these transfers through *my HR*). Account assets under the professional asset management program are charged a fee based on a percent of the managed account balance. These fees are charged to the participant's account.

1. Plan Description (continued)

Benefits

Upon separation of service, death, disability, retirement, or voluntary departure, a participant (or beneficiary, if applicable) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period not to exceed 9 years. Participants with balances less than $1,000 upon termination must take a lump sum distribution. Upon attainment of age 59 ½, a participant may elect to receive an in-service withdrawal of all or a portion of his or her account.

Forfeitures

Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are generally reallocated and used to reduce future Company matching contributions.

Plan Termination

The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants' account balances will remain non-forfeitable.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting other than benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Investments held by the Plan are stated, generally at fair value. In accordance with ASC 820, *Fair Value Measurement*, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Pricing models are utilized to estimate fair value for certain financial assets and liabilities categorized in Level 2.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of how fair value is determined for each major type of asset measured at fair value. There have been no changes in the methodologies used at December 31, 2015 compared to December 31, 2014.

SunTrust Banks, Inc. common stock: Valued at the closing price reported on the active market on which the security is traded.

Mutual funds and Money Market Mutual Funds: Valued at quoted market prices reported in the active market where the funds are traded on an active basis.

2. Summary of Significant Accounting Policies (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 3 for further fair value measurement disclosures.

Investment Transactions and Income

Investment transactions are recorded on the trade date. Realized gains/losses on investments are determined on the basis of average cost. Interest is recognized on an accrual basis. Dividends are recognized on the ex-dividend date. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation/depreciation in fair value of investments. Distributions of capital gains/losses from mutual funds are included in net appreciation/depreciation in fair value of investments in the accompanying financial statements.

Plan Expenses

Expenses for purchases and sales of Plan assets may be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2015, all administrative expenses such as recordkeeping and audit fees for the Plan were paid by the Company except for (1) Participant loan fees which are netted against the loan amount; (2) wire transfer fees for direct rollovers which are netted against the rollover amount; and (3) investment management fees paid to Financial Engines, Inc.

Benefit Payments

Distributions to participants are recorded when payment is made. In-kind distribution of shares in SunTrust Banks, Inc. common stock, with cash for any fractional shares, is also an available form of benefit payment. The recordkeeper uses the closing price on the day the distribution is processed to calculate the value of shares.

2. Summary of Significant Accounting Policies (continued)

Notes Receivable From Participants

Notes receivable from participants represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Adopted Accounting Pronouncements

On July 31, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12, *Plan Accounting (Topics 960, 962, and 965) — (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.* This update is designed to provide guidance on the simplification of accounting and financial statement disclosures for employee benefit plans. ASU No. 2015-12 takes effect for plans with fiscal years beginning after December 15, 2015. Earlier adoption is permitted. Management of the Plan has elected to early adopt ASU 2015-12. As a result of this adoption, the Plan has eliminated its historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits as well as the net appreciation/depreciation of fair values by type and the disaggregation of investments by nature, characteristics, and risks within the fair value hierarchy. This adoption was applied retrospectively to the year ended December 31, 2014 disclosures.

3. Investments

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015 and 2014:

		Fair Value Measurements at December 31, 2015		
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 2,191,603,021	$ 2,191,603,021	$ –	$ –
SunTrust Banks, Inc. common stock	302,475,847	302,475,847	–	–
Money market mutual fund	2,881,338	2,881,338	–	–
	$ 2,496,960,206	$ 2,496,960,206	$ –	$ –

		Fair Value Measurements at December 31, 2014		
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 2,203,293,073	$ 2,203,293,073	$ –	$ –
SunTrust Banks, Inc. common stock	313,624,894	313,624,894	–	–
Money market mutual fund	2,411,556	2,411,556	–	–
	$ 2,519,329,523	$ 2,519,329,523	$ –	$ –

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Due to the significant investment in SunTrust Banks, Inc. common stock, a decline in the value of the stock could have a material impact on the performance of the Plan.

5. Party-in-Interest Transactions

Since SunTrust Bank is Trustee of the Plan, all investments and income relating to all investments held by the Plan are transactions with parties-in-interest. These party-in-interest transactions are exempt from prohibited transaction rules under a class exemption for banks under ERISA. The Company's contributions are participant directed into the Plan's funds including Company common stock. At December 31, 2015 and 2014, the Plan held 7,060,594 and 7,485,081 shares, respectively, of Company common stock, which represented an ownership interest in the Company of less than 5% of the Company's outstanding common shares at that date.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 19, 2013, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods

6. Income Tax Status (continued)

in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

7. Subsequent Events

The Plan has evaluated the need for additional disclosures and/or adjustments resulting from subsequent events through June 22, 2016, the date the financial statements were issued. The Plan was amended and restated effective January 1, 2016. The restatement, generally effective January 1, 2016, freezes the Employer Stock Fund; expands the mandatory small-sum cashout provision under the Plan to cover amounts over $1,000, but not over $5,000; clarifies the Plan's ability to charge reasonable administrative fees to groups of Participants identified by the Committee on a reasonable basis; and incorporates past Plan amendments into this single document. The Plan was being restated in connection with its submission for a determination letter with the IRS.

8. Reconciliation to Form 5500

As of December 31, 2015 and 2014, the Plan had $3,369,757 and $3,410,324 of distributions, respectively, which had been requested but not paid as of year-end. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the Plan's financial statements in accordance with U.S. GAAP.

The following table reconciles the financial statements to the Plan's Form 5500 as filed by the Company for the Plan year ended December 31, 2015:

	December 31,	
	2015	2014
Net assets available for benefits per the audited financial statements	**$2,599,587,771**	$2,623,376,555
Accrued benefit payments	**(3,369,757)**	(3,410,324)
Net assets available for benefits per the Form 5500	**$2,596,218,014**	$2,619,966,231

8. Reconciliation to Form 5500 (continued)

	Year Ended December 31, 2015
Benefit payments per the audited financial statements	$283,870,140
Accrued benefit payments:	
Current Year	3,369,757
Prior Year	(3,410,324)
Benefit payments per the Form 5500	$283,829,573

Supplemental Schedule

SunTrust Banks, Inc. 401(k) Plan

EIN #58-1575035 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment		(e) Current Value
*	SunTrust Banks, Inc. common stock	Common Stock	$	302,475,847
	VANGUARD TOTL BD MKT IDX INS	Mutual Fund		73,064,351
	VANGUARD TOT INT ST IDX-INS+	Mutual Fund		207,058,037
	VANGUARD S/T BOND INDEX-INST	Mutual Fund		35,553,687
	VANGUARD RUSSELL 2000 VA-INS	Mutual Fund		35,467,388
	VANGUARD RUSSELL 2000 GR-IS	Mutual Fund		60,484,608
	VANGUARD RUSSELL 1000 VA-INS	Mutual Fund		74,905,264
	VANGUARD RUSSELL 1000 GR-IS	Mutual Fund		99,064,011
	VANGUARD LONG TERM BOND FUND-IN	Mutual Fund		55,633,664
	VANGUARD INST T/R INC-INST	Mutual Fund		15,917,873
	VANGUARD INST T/R 2060-INST	Mutual Fund		6,477,732
	VANGUARD INST T/R 2055-INST	Mutual Fund		15,456,730
	VANGUARD INST T/R 2050-INST	Mutual Fund		32,312,380
	VANGUARD INST T/R 2045-INST	Mutual Fund		66,664,855
	VANGUARD INST T/R 2040-INST	Mutual Fund		94,260,445
	VANGUARD INST T/R 2035-INST	Mutual Fund		133,439,849
	VANGUARD INST T/R 2030-INST	Mutual Fund		153,796,904
	VANGUARD INST T/R 2025-INST	Mutual Fund		170,398,275
	VANGUARD INST T/R 2020-INST	Mutual Fund		136,125,281
	VANGUARD INST T/R 2015-INST	Mutual Fund		69,458,521
	VANGUARD INST T/R 2010-INST	Mutual Fund		17,148,051
	VANGUARD INST INDEX-INST+	Mutual Fund		404,638,853
	VANGUARD INFLATION-PROTECTED SECS-IS	Mutual Fund		45,940,080
	VANGUARD EXT MKT INDX-INST	Mutual Fund		118,887,653
	DREYFUS INSTL TR PRIME CASH ADV IS	Mutual Fund		69,448,529
	Total Mutual Funds (d)			2,191,603,021
	Federated Prime Obligations Fund (d)	Money Market Mutual Fund		2,881,338
*	Notes receivable from participants	Interest rates ranging from 4.25% to 11% and with maturity dates to August 2019		71,170,988
			$	2,568,131,194

*Party in Interest, as defined by ERISA

(d) Cost information has not been included because all investments are participant directed.

See accompanying report of independent registered public accounting firm Carr, Riggs & Ingram, LLC.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to incorporation by reference in the Registration Statements (on Forms S-8 (Nos.) 333-91519, 333-86306, 333-132035 and 333-158867) of SunTrust Banks, Inc., of our report dated June 22, 2016, pertaining to the financial statements and supplemental information of the SunTrust Banks, Inc. 401(k) Plan included in this Annual Report on Form 11-K as of and for the year ended December 31, 2015.

Carr, Riggs & Ingram, L.L.C.

Atlanta, Georgia
June 22, 2016

Exhibit 23.1.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-91519, 333-86306, 333-132035, and 333-158867) pertaining to the SunTrust Banks, Inc. 401(k) Plan of SunTrust Banks, Inc. of our report dated June 23, 2015 with respect to the financial statements of the SunTrust Banks, Inc. 401(k) Plan for the year ended December 31, 2014 included in this Annual Report (Form 11-K) for the year ended December 31, 2015.

Ernst + Young LLP

Atlanta, Georgia

June 22, 2016